Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

August 29, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Conlon Danberg
Ms. Margaret Schwartz

Re:	Meihua International Medical Technologies Co., Ltd.
Amendment No. 2 to Annual Report on Form 20-F
Filed August 21, 2023
File No. 001-41291

Ladies and Gentlemen:

We are hereby transmitting the response of Meihua International Medical Technologies Co., Ltd., a Cayman company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 25, 2023, regarding the Company’s Amendment No. 2 to our Annual Report on Form 20-F filed with the Commission on August 21, 2023. An Amendment No. 3 to the Form 20-F (the “Amended No.3 to Form 20-F”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendment No. 2 to Annual Report on Form 20-F, filed August 21, 2023

Item 3. Key Information, page 1

1. We note the changes you made to your disclosure appearing in the Risk Factors section of your amended annual report for the fiscal year ended December 31, 2022 relating to legal and operational risks associated with operating in China and PRC regulations. The annual report discloses information as of your fiscal year ended December 31, 2022 and it is unclear to us that there were changes in the regulatory environment in the PRC for the period covered by the report warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you have registered for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Because your revised disclosure has removed references to the PRC government’s power to exercise significant oversight and discretion over the conduct of your business, the level of government involvement in the Chinese economy, and the risk factors captioned “PRC’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business” and “Uncertainties with respect to the PRC legal system could adversely affect us,” we do not believe that your revised disclosure conveys these risks. We also note that your disclosure in the “Key Information Related to Doing Business in China” section at the outset of Item 3 continues to reference the risk factors that were removed in your latest amendment. We further note your revision noting that you may not be able to effectively protect your intellectual property rights or to enforce your contractual rights in China “or in other jurisdictions.” However, you disclose that Meihua is not a Chinese operating company but a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland China. Please disclose the other jurisdictions where you hold intellectual property. Please restore your disclosures in these areas to the disclosures as they existed in your annual report as of July 3, 2023.

Response: We respectfully acknowledge the Staff’s comment and the requirements stated in the Sample Letters to China-Based Companies. In response to the Staff’s comment, we confirm that the Company is not a Chinese operating company but a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland China. Accordingly, we restored our disclosures in our Amendment No. 3 to Form 20-F in the areas the Staff mentioned in their comment letter to the disclosures as they existed in our annual report as filed with the Commission on July 3, 2023.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Amended No. 3 to Form 20-F. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or mpenick@mrllp.com.

Sincerely,

/s/ Xin Wang
Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.